UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )*

LIFE TIME GROUP HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

53190C102
(CUSIP Number)

C. Alex Bahn Hogan Lovells US LLP 555 13th Street, NW Washington, DC 20004 202-637-5600 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

October 12, 2021 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIPNO. 53190C102	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

MSD Capital, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

11,695,100

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

11,695,100

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,695,100

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

PN

1
The percentage used herein and in the rest of this Schedule 13D is calculated based upon 191,478,758 shares of the Issuer’s Common Stock, par value $0.01 per share, outstanding as of October 12, 2021 upon the closing of the Issuer’s initial public offering, as disclosed in the Issuer’s Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on October 8, 2021.

CUSIP NO.	53190C102	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

MSD Partners, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

230,007

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

230,007

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

230,007

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP NO.	53190C102	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

MSD Life Time Investments, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

11,695,100

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

11,695,100

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,695,100

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

OO

CUSIP NO.	53190C102	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

MSD EIV Private Life Time, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

230,007

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

230,007

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

230,007

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

OO

CUSIP NO.	53190C102	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Michael S. Dell

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

11,695,100

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

11,695,100

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,695,100

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

IN

 Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the “Common Stock”), of Life Time Group Holdings, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 2902 Corporate Place, Chanhassen, Minnesota 55317.

Item 2.  Identity and Background.

(a) This Schedule 13D is being jointly filed by and on behalf of each of MSD Capital, L.P. ("MSD Capital"), MSD Partners, L.P. ("MSD Partners"), MSD Life Time Investments, LLC (“MSD Life Time Investments”), MSD EIV Private Life Time, LLC (“MSD EIV Private Life Time”) and Michael S. Dell (collectively, the “Reporting Persons”). Each of MSD Life Time Investments and MSD EIV Private Life Time is the record and direct beneficial owner of the shares of Common Stock covered by this statement.

MSD Capital is the investment manager of MSD Life Time Investments and may be deemed to beneficially own securities owned by MSD Life Time Investments. MSD Capital Management LLC (“MSD Capital Management”) is the general partner of MSD Capital and may be deemed to beneficially own securities owned by MSD Capital. Each of John C. Phelan and Mark R. Lisker is a manager of MSD Capital Management and may be deemed to beneficially own securities owned by MSD Capital Management. Michael S. Dell is the controlling member of MSD Capital Management and may be deemed to beneficially own securities owned by MSD Capital Management. Each of Messrs. Dell, Phelan, and Lisker disclaims beneficial ownership of such securities.

MSD Partners is the investment manager of the MSD EIV Private Life Time and may be deemed to beneficially own securities owned by MSD EIV Private Life Time. MSD Partners (GP), LLC (“MSD GP”) is the general partner of MSD Partners, and may be deemed to beneficially own securities beneficially owned by MSD Partners. Each of Messrs. Phelan and Lisker and Brendan P. Rogers is a manager of, and may be deemed to beneficially own securities beneficially owned by, MSD GP.

By virtue of the agreements made pursuant to the Stockholders Agreement (as defined below), certain affiliates of the Reporting Persons, Leonard Green & Partners, L.P. (“LGP”), TPG Global, LLC (“TPG”), LNK Partners (“LNK”), LifeCo LLC (“LifeCo”), Partners Group (USA) Inc. (“PG”), Teacher Retirement System of Texas, JSS LTF Holdings Limited, SLT Investors, LLC and Bahram Akradi  (collectively, the “Voting Group”) may be deemed to be acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by the other members of the Voting Group are not the subject of this Schedule 13D. For a description of the relationship between the Reporting Persons and the other Voting Group members, see Item 4 below.

(b) The principal business address of MSD Capital, MSD Partners, MSD Life Time Investments and MSD EIV Private Life Time is 645 Fifth Avenue, 21st Floor, New York, NY 10022.

The address of the principal business office of Mr. Dell is c/o Dell, Inc., One Dell Way, Round Rock, Texas, 78682.

(c) The principal business of MSD Life Time Investments and MSD EIV Private Life Time is purchasing, holding and selling securities for investment purposes. The principal business of MSD Capital and MSD Partners is investment management. The principal business of Mr. Dell is serving as Chief Executive Officer and Chairman of Dell Technologies Inc.

The Reporting Persons have entered into a Joint Filing Agreement, dated October 22, 2021, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

(d) During the last five years, none of the foregoing entities or persons has been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D.

(e) During the last five years, none of the foregoing entities or persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) MSD Capital, MSD Partners, MSD Life Time Investments and MSD EIV Private Life Time are organized under the laws of the State of Delaware. Mr. Dell is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

In January 2020, MSD Life Time Investments and MSD EIV Private Life Time acquired in a private placement 10,781,000 and 219,000 shares of Common Stock, respectively, using working capital. In January 2021, MSD Life Time Investments and MSD EIV Private Life Time acquired 439,968 and 8,937 shares of the Issuer’s Series A Convertible Participating Preferred Stock (“Series A Preferred Stock”), respectively, in exchange for the contribution of a secured loan and accrued interest to the Issuer. On October 12, 2021, the Issuer’s initial public offering (the “IPO”) closed, and all of the shares of Series A Preferred Stock held by each of MSD Life Time Investments and MSD EIV Private Life Time converted into 541,878 and 11,007 shares of Common Stock, respectively. MSD Life Time Investments also purchased 372,222 shares of Common Stock in the IPO at $18.00 per share with working capital.

Item 4. Purpose of Transaction

The material in Item 3 is incorporated by reference herein.

Stockholders Agreement

In connection with the IPO, the Issuer entered into an amended and restated stockholders agreement, dated October 6, 2021 (the “Stockholders Agreement”), with the Voting Group members and certain other stockholders of the Issuer. Pursuant to the Stockholders Agreement, each Voting Group member was granted director nomination rights, agreed to vote all outstanding shares held by such Voting Group member in favor of each other’s nominees and agreed to certain limitations on their ability to sell or transfer any shares of Common Stock for 18 months following the IPO.

Pursuant to the Stockholders Agreement:

●    so long as TPG (i) has not, following the consummation of the IPO, sold shares of Common Stock, through one or more transactions, resulting in TPG receiving aggregate gross proceeds in an amount at least equal to its initial investment in the Issuer (the “TPG Initial Investment Sell-Down”), TPG will be entitled to nominate three directors, (ii) has effected the TPG Initial Investment Sell-Down, but still beneficially owns shares of Common Stock greater than or equal to 15% of the then outstanding shares of Common Stock, TPG will be entitled to nominate two directors, (iii) beneficially owns less than 15%, but greater than or equal to 10% of the then outstanding shares of Common Stock, TPG will be entitled to nominate one director and (iv) owns less than 10% of the then outstanding shares of Common Stock, TPG will not be entitled to nominate a director;

●    so long as LGP (i) has not, following the consummation of the IPO, sold shares of Common Stock, through one or more transactions, resulting in LGP receiving aggregate gross proceeds in an amount at least equal to its initial investment in the Issuer (the “LGP Initial Investment Sell-Down”), LGP will be entitled to nominate three directors, (ii) has effected the LGP Initial Investment Sell-Down, but still beneficially owns shares of Common Stock greater than or equal to 15% of the then outstanding shares of Common Stock, LGP will be entitled to nominate two directors, (iii) beneficially owns less than 15%, but greater than or equal to 10% of the then outstanding shares of Common Stock, LGP will be entitled to nominate one director and (iv) owns less than 10% of the then outstanding shares of Common Stock, LGP will not be entitled to nominate a director;

●    so long as the Reporting Persons, LNK, LifeCo or PG, as applicable, (i) has not, following the consummation of the IPO, sold shares of Common Stock, through one or more transactions, resulting in the Reporting Persons, LNK, LifeCo or PG, as applicable, receiving aggregate gross proceeds in an amount at least equal to its initial investment in the Issuer (the “Other Stockholder Initial Investment Sell-Down”), the Reporting Persons, LNK, LifeCo and PG, as applicable, will each be entitled to nominate one director and (ii) has effected the Other Stockholder Initial Investment Sell-Down, the Reporting Persons, LNK, LifeCo and PG, as applicable, will not be entitled to nominate a director; and

•    so long as Mr. Akradi serves as Chief Executive Officer of the Issuer, he will be entitled to nominate one director and if Mr. Akradi ceases to serve as Chief Executive Officer, he will not be entitled to nominate a director.

The Reporting Persons’ nominee to the board of directors of the Issuer (the “Board”) is Joel Alsfine, a former partner at MSD Capital until December 2020.

The Stockholders Agreement also includes provisions pursuant to which the Issuer has agreed to file registration statements under the Securities Act covering resales of the shares of Common Stock held by LGP and TPG, and has granted members of the Voting Group and certain other stockholders the right to piggyback on such registration statements in certain circumstances.

 General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review such investment in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Stockholders Agreement and applicable law, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b):

	A.	MSD Capital, L.P.

		(a)	As of the date hereof, MSD Capital, L.P. beneficially owns, in aggregate, 11,695,100 shares of Common Stock, representing 6.1% of the Issuer's outstanding shares of Common Stock. (1)
		(b)	Number of shares as to which such person has:

			(i)	Sole power to vote or direct the vote: -0-

			(ii)	Shared power to vote or direct the vote: 11,695,100

			(iii)	Sole power to dispose or direct the disposition: -0-

			(iv)	Shared power to dispose or direct the disposition: 11,695,100

B.	MSD Partners, L.P.

	(a)	As of the date hereof, MSD Partners, L.P. beneficially owns, in aggregate, 230,007 shares of Common Stock, representing 0.1% of the Issuer's outstanding shares of Common Stock. (1)

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 230,007

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 230,007

C.	MSD Life Time Investments, LLC

	(a)	As of the date hereof, MSD Life Time Investments, LLC beneficially owns, in aggregate, 11,695,100 shares of Common Stock, representing 6.1% of the Issuer's outstanding shares of Common Stock. (1)

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 11,695,100

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 11,695,100

D.	MSD EIV Private Life Time, LLC

	(a)	As of the date hereof, MSD EIV Private Life Time, LLC beneficially owns, in aggregate, 230,007 shares of Common Stock, representing 0.1% of the Issuer's outstanding shares of Common Stock. (1)

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 230,007

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 230,007

E.	MSD Capital Management, LLC

	(a)	As of the date hereof, MSD Capital Management, LLC beneficially owns, in aggregate, 11,695,100 shares of Common Stock, representing 6.1% of the Issuer's outstanding shares of Common Stock. (1)

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 11,695,100

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 11,695,100

F.	MSD Partners (GP), LLC

	(a)	As of the date hereof, MSD Partners (GP), LLC beneficially owns, in aggregate, 230,007 shares of Common Stock, representing 0.1% of the Issuer's outstanding shares of Common Stock. (1)

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 230,007

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 230,007

G.	Marc R. Lisker

	(a)	As of the date hereof, Marc R. Lisker beneficially owns, in aggregate, 11,925,107 shares of Common Stock, representing 6.2% of the Issuer's outstanding shares of Common Stock. (1)

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 11,925,107

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 11,925,107

H.	John C. Phelan

	(a)	As of the date hereof, John C. Phelan beneficially owns, in aggregate, 11,925,107 shares of Common Stock, representing 6.2% of the Issuer's outstanding shares of Common Stock. (1)

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 11,925,107

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 11,925,107

I.	Michael S. Dell

	(a)	As of the date hereof, Michael S. Dell beneficially owns, in aggregate, 11,695,100 shares of Common Stock, representing 6.1% of the Issuer's outstanding shares of Common Stock. (1)

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 11,695,100

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 11,695,100

J.	Brendan P. Rogers

	(a)	As of the date hereof, Brendan P. Rogers beneficially owns, in aggregate, 230,007 shares of Common Stock, representing 0.1% of the Issuer's outstanding shares of Common Stock. (1)

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 230,007

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 230,007

_____________
1  The percentage used herein and in the rest of this Schedule 13D is calculated based upon 191,478,758 shares of the Issuer’s Common Stock, par value $0.01 per share, outstanding as of October 12, 2021 upon the closing of the Issuer’s initial public offering, as disclosed in the Issuer’s Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on October 8, 2021.

Item 5(c):

Except as described in Items 3 and 4, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

Item 5(d):

              None.

Item 5(e):

    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Stockholders Agreement and is incorporated herein by reference. A copy of the agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7	Material to be filed as Exhibits
Exhibit	Description of Exhibit

1
Third Amended and Restated Stockholders Agreement of Life Time Group Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 12, 2021).

99.1	Joint Filing Agreement dated October 22, 2021

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2021

MSD Capital, L.P.

By:	MSD Capial Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Partners, L.P.

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Life Time Investments, LLC

By:	MSD Capital, L.P.
Its:	Investment Manager

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD EIV Private Life Time, LLC

By:	MSD Partners, L.P.
Its:	Investment Manager

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

Michael S. Dell

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Attorney-in-Fact

Exhibit 99.1

JOINT FILING AGREEMENT

October 22, 2021

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: October 22, 2021

MSD Capital, L.P.

By:	MSD Capial Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Partners, L.P.

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Life Time Investments, LLC

By:	MSD Capital, L.P.
Its:	Investment Manager

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Life Time Investments, LLC

By:	MSD Capital, L.P.
Its:	Investment Manager

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

Michael S. Dell

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Attorney-in-Fact